SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Initial Filing)*


                              SLW ENTERPRISES INC.
                           --------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 Per Share
                    -----------------------------------------
                         (Title of Class of Securities)

                                   78443T 10 7
                               ------------------
                                 (CUSIP Number)

                                   Rheal Cote
                        4015 Palm-Aire Drive West, #1002
                            Pompano Beach, FL  33069
                                  954.973.1920
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 1, 2002
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 INITIAL FILING
                                       OF
                                  SCHEDULE 13D
---------------------                                             --------------
CUSIP No. 78443T 10 1                                                Page 2 of 4
---------------------                                             --------------

================================================================================
(1) NAME OF REPORTING PERSON - I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Rheal Cote
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY
--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*
               PF
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

          (7)     SOLE VOTING POWER               1,600,000

          (8)     SHARED VOTING POWER                     0

          (9)     SOLE DISPOSITIVE POWER          1,600,000

          (10)    SHARED DISPOSITIVE POWER                0
--------------------------------------------------------------------------------
(11) AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
               1,600,000
--------------------------------------------------------------------------------
(12) CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
     CERTAIN SHARES*                                                    [ ]
--------------------------------------------------------------------------------
(13) PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  11
               61.54%
--------------------------------------------------------------------------------
(14) TYPE  OF  REPORTING  PERSON*
               IN

================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                 INITIAL FILING
                                       OF
                                  SCHEDULE 13D

---------------------                                             --------------
CUSIP No. 78443T 10 1                                                Page 3 of 4
---------------------                                             --------------


ITEM 1.  SECURITY AND ISSUER.

The title and class of securities to which this Schedule 13D relates is the shares of common stock, par value $0.0001 per share, of SLW Enterprises Inc., a Washington corporation (the "Issuer"). The address of the principal executive office of the Issuer is Suite 210, 580 Hornby Street, Vancouver, British Columbia, Canada V6C 3B6.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)  The name of the Reporting Person is Rheal Cote.

     (b) The Reporting Person's principal address is 4015 Palmaire Drive West, #1002, Pompano Beach, Florida 33069.

     (c) The Reporting Person is a private investor and entrepreneur and is currently not employed by anyone.

     (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years.

     (e) In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 1, 2002, a Stock Purchase Agreement (the "Agreement") was executed between Rheal Cote and Suzanne Wood for the purchase and sale of 1,600,000 shares of common stock of the Issuer. The Agreement is expected to close on or about February 19, 2002 (the "Closing"). Mr. Cote agreed to pay a purchase price of $139,500, from his personal funds, to Suzanne Wood and further agreed to pay $52,500, from his personal funds, to the Issuer for the purpose of paying all amounts due and owing from the Issuer to Ms. Wood.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of acquiring a controlling interest in the Issuer by Mr. Cote is to enable him to acquire and continue implementing the current business plan of the Issuer, which is to market and distribute vitamins and supplements through the Internet, and to facilitate the acquisition by the Issuer of HiEnergy Microdevices, Inc. ("HiEnergy"), a Delaware corporation in the business of developing and eventually marketing a proprietary remote detection technology used for security purposes.

Upon Closing, Mr. Cote will be appointed director of the Issuer. He intends to represent the Issuer with respect to the acquisition of HiEnergy, as contemplated in a preliminary letter of intent, which is attached hereto as an exhibit, executed between Mr. Cote, individually, and HiEnergy dated January 24, 2002. The transaction is contemplated to be a reverse triangular merger (the "Merger") whereby a wholly owned subsidiary of the Issuer will merge with and into HiEnergy and the Issuer will issue stock to the shareholders of HiEnergy in exchange for their HiEnergy stock.

Prior to the closing of the Merger, Mr. Cote, as a director of the Issuer, plans to approve the issuance of common stock by the Issuer to its existing shareholders in connection with a stock dividend. In anticipation of the merger, Mr. Cote also plans to approve the issuance of up to 1,500,000 shares of common stock at a $1.00 per share pursuant to a private placement offering by the Issuer to accredited investors.

---------------------                                             --------------
CUSIP No. 78443T 10 1                    13D                         Page 4 of 4
---------------------                                             --------------

The Merger is intended to result in a reverse acquisition whereby HiEnergy shareholders will receive a controlling interest in the Issuer of approximately 70.5% of its issued and outstanding common stock based on a capitalization of 26,000,000 shares. In connection with that objective, Mr. Cote has agreed to relinquish his control position in the Issuer subject to the closing of the business combination between the Issuer and HiEnergy by resigning as a director and surrendering to the Issuer all but 300,000 shares of the common stock he is purchasing through the Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

As of the Closing, Mr. Cote will be acquiring 1,600,000 shares of common stock of the Issuer, or 61.54% of the issued and outstanding shares of common stock of the Issuer. He will have sole power to vote and dispose of the 1,600,000 shares of common stock.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
Number         Name
-------        ----

   2 Letter of intent between Rheal Cote and HiEnergy Microdevices, Inc. dated January 24, 2002

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 13, 2002


---------------------------------
Rheal Cote, individually


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